# SEC Schedule 13G/A (Amendment No. 19) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: STRYKER CORP, CIK 0000310764
CUSIP: 863667101
Title of class of securities: Common Stock, $.10 Par Value
Address of issuer's principal executive offices: 1941 STRYKER WAY, PORTAGE, Michigan (MI), 49002
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001162170

## Reporting persons
- GREENLEAF TRUST: type of reporting person: bank (BK); citizenship or place of organization: Michigan (MI); sole voting power 181,176; shared voting power 16,620,478; sole dispositive power 122,825; shared dispositive power 16,678,829; aggregate amount beneficially owned 16,801,654 (4.4% of the class)

## Item 1. Issuer
Name of issuer: STRYKER CORP
Address of issuer's principal executive offices: 1941 STRYKER WAY, PORTAGE, MICHIGAN, 49002

## Item 2. Person Filing
Name of person filing: Greenleaf Trust
Address of principal business office or, if none, residence:
211 South Rose Street
Kalamazoo, MI 49007
Citizenship: State of Michigan

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: bank (BK)

## Item 4. Ownership
Amount beneficially owned: 16,801,654
Percent of class: 4.4
Sole power to vote or to direct the vote: 181,176
Shared power to vote or to direct the vote: 16,620,478
Sole power to dispose or to direct the disposition: 122,825
Shared power to dispose or to direct the disposition: 16,678,829

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Greenleaf Trust holds these securities in a fiduciary capacity on behalf of various trust and investment management customers, some of whom have the right to receive, or the power to direct the receipt of, dividends from or the proceeds from the sale of these securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- GREENLEAF TRUST: Michael F. Odar, CEO (02/11/2026)